SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2009 KT Corporation
By:	/s/ Thomas Bum Joon Kim
	Name:	Thomas Bum Joon Kim
	Title:	Managing Director

By:	/s/ Young Jin Kim
	Name:	Young Jin Kim
	Title:	Director

November 3, 2009
3rd Quarter 2009
Preliminary Earnings Commentary
(KRX : 030200 / NYSE : KTC)

Disclaimer
This material contains estimated information of unaudited preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the third quarter of 2009 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.
Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.
The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.
KT’s non-consolidated financial statements and report for 2009 third quarter will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on November 13, 2009.
If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.
Tel : 82-31-727-5392, 5412, 7363
Fax : 82-31-727-0949
E-mail: ir@kt.com

2009 3Q KT Earnings Release — KGAAP version
This material contains the financial statements of the merged entity prepared in accordance with Korean GAAP. Note that all financial results before June 1, 2009 (merger date) are of KT before the merger.

1. Financial Highlights	(unit : KRW bn)

A. Income Statement	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

Operating Revenue	2,967.0	3,029.0	2,913.5	2,875.3	2,773.1	3,564.3	4,821.2	35.3%	65.5%	8,909.5	11,158.5	25.2%
Service Revenue	2,741.3	2,757.5	2,718.1	2,713.1	2,593.9	3,055.2	3,865.1	26.5%	42.2%	8,216.9	9,514.2	15.8%
Sales of Merchandise	225.7	271.6	195.3	162.2	179.2	509.0	956.1	87.8%	389.4%	692.6	1,644.3	137.4%
☐ Wireless	419.9	428.8	364.6	350.7	336.0	1,132.2	2,501.7	121.0%	586.1%	1,213.3	3,969.9	227.2%
☐ Telephone	1,387.3	1,374.7	1,310.9	1,305.2	1,264.5	1,248.8	1,227.9	-1.7%	-6.3%	4,072.9	3,741.2	-8.1%
☐ Internet	635.1	688.0	690.6	656.8	642.3	649.3	638.7	-1.6%	-7.5%	2,013.7	1,930.3	-4.1%
☐ Data	402.4	413.0	419.8	415.0	417.3	390.4	319.9	-18.1%	-23.8%	1,235.2	1,127.6	-8.7%
☐ Real estate	58.7	60.5	63.4	63.2	65.3	70.0	74.9	7.1%	18.2%	182.7	210.2	15.1%
☐ Others	63.6	64.0	64.2	84.4	47.7	73.6	57.9	-21.3%	-9.7%	191.8	179.3	-6.5%

Operating Expense	2,634.0	2,661.4	2,584.0	2,792.0	2,388.6	3,200.8	4,408.1	37.7%	70.6%	7,879.4	9,997.5	26.9%
☐ Labor expense	683.3	627.4	600.7	703.5	598.2	670.3	655.1	-2.3%	9.1%	1,911.5	1,923.6	0.6%
☐ Commission	170.9	173.0	182.4	211.1	207.3	237.0	295.7	24.7%	62.1%	526.3	740.0	40.6%
☐ Sales promotion	79.3	69.0	64.9	69.8	61.3	162.2	286.7	76.8%	342.0%	213.1	510.2	139.4%
☐ Sales commission	230.1	228.8	174.6	172.3	171.8	332.0	510.5	53.7%	192.4%	633.5	1,014.3	60.1%
☐ Bad debt expense	6.9	49.4	22.7	-3.3	15.6	14.7	3.5	-75.9%	-84.4%	78.9	33.8	-57.2%
☐ Depreciation & Amortization	482.3	493.8	560.2	666.8	485.0	543.3	750.7	38.2%	34.0%	1,536.4	1,778.9	15.8%
☐ Advertising	16.9	32.3	17.2	17.5	8.4	32.8	50.5	53.9%	194.4%	66.4	91.7	38.2%
☐ Repair & Maintenance	22.0	32.1	26.6	49.1	17.3	18.2	38.4	110.3%	44.4%	80.7	73.9	-8.3%
☐ Cost of goods sold	157.3	180.8	117.7	106.4	127.2	403.9	912.8	126.0%	675.7%	455.8	1,443.9	216.8%
☐ Cost of service provided	476.8	481.0	489.8	515.0	456.0	519.5	540.8	4.1%	10.4%	1,447.6	1,516.3	4.7%
☐ Research & Development	56.8	57.2	59.4	77.7	43.8	49.9	60.8	21.8%	2.4%	173.4	154.6	-10.9%
☐ Activation, Installation & A/S cost	96.5	92.1	98.7	86.9	73.1	83.9	83.2	-0.9%	-15.7%	287.4	240.2	-16.4%
☐ Others	154.9	144.5	169.1	119.1	123.8	133.1	219.3	64.8%	29.7%	468.5	476.1	1.6%

Operating Income	333.0	367.6	329.4	83.3	384.5	363.5	413.1	13.7%	25.4%	1,030.1	1,161.1	12.7%
EBITDA	815.4	861.5	889.7	750.1	869.4	906.7	1,163.8	28.3%	30.8%	2,566.5	2,939.9	14.6%

Non-operating Income	134.3	133.8	295.3	291.9	225.1	204.9	302.1	47.4%	2.3%	563.4	732.2	29.9%
Non-operating Expense	269.6	307.9	425.8	405.3	434.1	9.9	259.7		-39.0%	1,003.4	703.7	-29.9%

Income before Income Taxes	197.8	193.5	198.9	-30.1	175.5	558.5	455.4	-18.4%	129.0%	590.1	1,189.5	101.6%
Income tax	43.7	32.9	37.5	-3.9	36.0	102.4	104.1	1.6%	177.4%	114.1	242.4	112.4%

Net Income	154.1	160.5	161.4	-26.2	139.6	456.1	351.4	-23.0%	117.7%	476.0	947.0	99.0%
EPS (in KRW)	756	788	799	-130	691	2,226	1,497	-32.8%	87.4%	2,343	4,414	88.4%

*	EPS : Net Income / Number of Weighted Average Outstanding Shares

2

2009 3Q KT Earnings Release — KGAAP version

B. Balance Sheet	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ		YoY

Total Assets	17,596.1	17,801.3	18,478.1	18,684.9	18,841.8	24,623.3	24,029.6	-2.4%		30.0%
☐ Current assets	3,058.7	3,084.1	3,616.1	3,778.1	4,208.1	7,151.4	6,713.1	-6.1%		85.6%
O Quick assets	2,953.5	2,964.0	3,468.1	3,610.6	4,042.5	6,676.2	6,188.9	-7.3%		78.5%
- Cash & cash equivalents	884.5	829.5	1,362.0	1,425.9	1,763.0	2,850.7	2,115.6	-25.8%		55.3%
- Accounts receivables	1,662.6	1,746.0	1,673.0	1,687.4	1,734.0	3,132.6	3,365.0	7.4%		101.1%
O Inventories	105.2	120.1	148.0	167.5	165.6	475.2	524.2	10.3%		254.2%
☐ Non-current assets	14,537.4	14,717.2	14,862.0	14,906.8	14,633.7	17,471.9	17,316.5	-0.9%		16.5%
O Investment	3,468.8	3,481.5	3,535.9	3,517.9	3,542.2	1,219.5	1,225.5	0.5%		-65.3%
- Investment stocks accounted in equity method	3,416.0	3,419.4	3,477.7	3,462.6	3,490.0	1,103.8	1,047.3	-5.1%		-69.9%
- Available-for-sale securities	13.0	20.5	18.9	16.4	18.0	31.2	45.2	44.9%		138.7%
O Tangible assets	10,371.0	10,501.9	10,450.7	10,428.7	10,107.4	13,755.4	13,755.8	0.0%		31.6%
O Intangible assets	412.6	391.7	374.5	397.0	361.9	1,238.5	1,173.8	-5.2%		213.4%
O Others	285.0	342.0	500.9	563.2	622.2	1,258.5	1,161.5	-7.7%		131.9%
Total Liabilities	8,983.8	9,025.9	9,583.7	9,853.0	10,310.5	14,466.3	13,483.4	-6.8%		40.7%
☐ Current liabilities	2,455.7	2,399.7	2,648.9	2,585.9	2,686.4	4,999.2	4,272.0	-14.5%		61.3%
O Current portion of LT debt	235.1	13.5	411.8	410.2	629.3	1,110.3	476.5	-57.1%		15.7%
O Current portion of LT accrued payables	0.0	0.0	0.0	0.0	0.0	145.1	146.8	1.2%
O Accounts payable	664.0	758.6	658.0	644.1	491.8	1,160.2	827.3	-28.7%		25.7%
O Others	1,556.5	1,627.7	1,579.1	1,531.6	1,565.3	2,583.6	2,821.4	9.2%		78.7%
☐ Non-current liabilities	6,528.2	6,626.1	6,934.8	7,267.2	7,624.1	9,467.2	9,211.4	-2.7%		32.8%
O Bonds	5,081.2	5,164.8	5,462.1	5,853.2	6,258.3	7,906.1	7,698.4	-2.6%		40.9%
O Long-term borrowings	23.3	32.0	29.6	28.1	25.7	96.2	77.6	-19.4%		161.7%
O Long-term accounts payables	0.0	0.0	0.0	0.0	0.0	157.3	159.0	1.1%
O Installation deposit	833.1	813.3	808.8	781.9	763.1	743.0	723.3	-2.7%		-10.6%
O Others	590.5	616.1	634.3	604.0	576.9	564.6	553.2	-2.0%		-12.8%
Total Stockholders’ Equity	8,612.3	8,775.4	8,894.4	8,831.9	8,531.4	10,156.9	10,546.2	3.8%		18.6%
☐ Common stock	1,561.0	1,561.0	1,561.0	1,561.0	1,561.0	1,564.5	1,564.5	0.0%		0.2%
☐ Capital surplus	1,276.7	1,258.5	1,257.3	1,440.6	1,440.6	1,458.7	1,458.7	0.0%		16.0%
☐ Retained earnings	9,592.2	9,752.7	9,840.3	9,814.1	9,727.4	9,674.6	10,026.0	3.6%		1.9%
☐ Capital adjustment	-3,815.8	-3,828.0	-3,815.1	-3,994.7	-4,158.3	-2,509.4	-2,507.6	-0.1%		-34.3%
O Treasury stock	-3,824.9	-3,837.4	-3,824.9	-3,824.9	-3,989.2	-1,407.2	-1,407.2	0.0%		-63.2%
O Gain/loss on disposal of treasury stock	-0.1	-0.1	-0.1	0.0	0.0	-791.3	-791.3	0.0%
☐ Accumulated Other Comprehensive Income	-1.9	31.2	50.9	10.9	-39.3	-31.5	4.6	-114.7%		-90.9%

Total interesting bearing debt	5,339.7	5,210.2	5,903.6	6,291.5	6,913.3	9,615.0	8,558.3	-11.0%		45.0%
Net debt	4,455.2	4,380.7	4,541.6	4,865.6	5,150.3	6,461.9	6,136.8	-5.0%		35.1%
Net debt (including LT A/P)	4,455.2	4,380.7	4,541.6	4,865.6	5,150.3	6,764.2	6,442.7	-4.8%		41.9%

Debt/ equity ratio	104.3%	102.9%	107.8%	111.6%	120.9%	142.4%	127.9%	-14.6	%p	-79.9	%p
Net debt/ equity ratio	51.7%	49.9%	51.1%	55.1%	60.4%	63.6%	58.2%	-5.4	%p	-92.9	%p
Net debt/ equity ratio (including LT A/P)	51.7%	49.9%	51.1%	55.1%	60.4%	66.6%	61.1%	-5.5	%p	-90.0	%p

3

2009 3Q KT Earnings Release — KGAAP version

2. Operating Results	(unit:KRW bn)

A. Wireless Revenue	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	419.9	428.8	364.6	350.7	336.0	1,132.2	2,501.7	121.0%	586.1%	1,213.3	3,969.9	227.2%
☐ Service revenue	255.9	259.4	249.5	241.9	230.3	701.0	1,639.7	133.9%	557.2%	764.7	2,571.1	236.2%
O Voice	222.7	226.4	218.5	215.7	203.0	487.4	1,050.5	115.5%	380.8%	667.5	1,740.9	160.8%
Monthly base fee	137.1	137.1	134.2	131.2	126.0	295.3	638.2	116.1%	375.5%	408.4	1,059.5	159.4%
Airtime charge	79.8	84.0	79.4	80.2	72.6	201.1	453.4	125.5%	471.3%	243.2	727.2	199.0%
Value added service	9.0	8.6	7.8	7.2	6.5	16.2	35.0	116.7%	347.9%	25.4	57.7	127.3%
Other voice revenue	-0.8	-0.7	-0.5	-0.6	-0.3	7.6	28.1	271.3%		-2.0	35.3
(Voice discount)	-2.5	-2.6	-2.4	-2.3	-1.9	-32.7	-104.1	218.8%		-7.5	-138.7

O Data	19.3	20.1	19.1	18.3	17.2	103.2	302.9	193.5%		58.5	423.3	623.8%
Monthly base fee	0.0	0.0	0.0	0.0	0.0	27.4	99.8	263.4%		0.0	127.2
Messaging (SMS, MMS)	15.9	16.6	15.9	15.6	14.7	39.3	85.6	117.5%	436.9%	48.4	139.6	188.5%
Wireless data usage	3.2	3.3	3.0	2.5	2.4	26.1	84.8	224.6%		9.5	113.3
Contents	0.0	0.0	0.0	0.0	0.0	6.8	19.6	187.9%		0.0	26.3
Others	0.2	0.2	0.1	0.1	0.1	3.5	13.2	279.0%		0.5	16.8

O Interconnection revenue	0.0	0.0	0.0	0.0	0.0	72.5	222.4	206.8%		0.0	294.8

O Other revenue	13.9	12.9	11.9	7.9	10.1	38.0	63.9	68.3%	436.8%	38.7	112.0	189.1%
Activation fee	9.9	8.8	7.0	5.8	6.1	17.1	28.9	68.6%	310.9%	25.8	52.1	102.0%
Others	4.0	4.1	4.9	2.2	4.0	20.8	35.0	68.0%	618.0%	12.9	59.9	362.7%

☐ Handset sales	164.0	169.4	115.1	108.8	105.6	431.2	862.0	99.9%	648.8%	448.6	1,398.9	211.8%

B. Telephone Revenue	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	1,387.3	1,374.7	1,310.9	1,305.2	1,264.5	1,248.8	1,227.9	-1.7%	-6.3%	4,072.9	3,741.2	-8.1%
☐ Subscriber connection	340.3	335.3	329.1	322.1	320.0	309.5	291.9	-5.7%	-11.3%	1,004.7	921.4	-8.3%
O Activation & Installation fee	17.1	14.5	10.8	11.2	9.3	9.7	8.9	-8.5%	-18.1%	42.4	27.8	-34.4%
O Monthly base fee	270.1	267.5	264.9	261.4	255.5	248.0	240.2	-3.1%	-9.3%	802.4	743.7	-7.3%
O Interconnection	53.1	53.3	53.4	49.6	55.2	51.8	42.8	-17.4%	-19.8%	159.9	149.9	-6.2%

☐ Local	224.2	217.9	212.1	220.5	203.1	209.3	189.0	-9.7%	-10.9%	654.2	601.4	-8.1%
O Local airtime charge	148.5	140.5	134.8	132.2	126.3	119.9	112.9	-5.9%	-16.3%	423.8	359.1	-15.3%
O Local interconnection	23.8	25.4	25.0	22.9	21.6	22.7	18.8	-17.1%	-24.8%	74.2	63.1	-15.0%
O Others	51.8	52.0	52.3	65.4	55.2	66.7	57.4	-14.0%	9.7%	156.1	179.3	14.8%

☐ Domestic long distance	152.2	140.2	136.7	133.6	123.0	113.8	108.5	-4.7%	-20.7%	429.1	345.3	-19.5%
O DLD airtime charge	142.9	132.9	128.6	125.9	117.6	109.2	103.6	-5.1%	-19.4%	404.4	330.4	-18.3%
O DLD interconnection	9.0	7.0	7.9	7.4	5.2	4.4	4.7	6.7%	-40.8%	23.9	14.2	-40.4%
O Others	0.2	0.3	0.3	0.3	0.2	0.2	0.2	-4.3%	-12.7%	0.8	0.7	-10.0%

☐ LM revenue	364.1	358.5	340.6	330.3	305.2	297.5	285.0	-4.2%	-16.3%	1,063.3	887.7	-16.5%

☐ International long distance	46.9	49.1	43.7	40.2	35.3	35.0	33.5	-4.3%	-23.4%	139.8	103.7	-25.8%

☐ International long distance settlement	49.7	47.6	42.9	67.7	63.5	54.0	55.0	1.9%	28.3%	140.1	172.5	23.1%

☐ VoIP	10.2	21.5	19.6	23.7	41.5	50.9	87.3	71.5%	344.5%	51.3	179.6	249.9%

☐ VAS	93.4	83.0	89.2	74.2	77.0	87.4	85.3	-2.5%	-4.4%	265.5	249.6	-6.0%

☐ Public phones & 114 service	42.7	38.2	41.6	49.2	44.5	38.1	37.5	-1.6%	-9.8%	122.5	120.1	-2.0%

☐ Others	63.6	83.5	55.3	43.7	51.5	53.3	55.0	3.2%	-0.5%	202.4	159.8	-21.1%

C. Internet Revenue	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	635.1	688.0	690.6	656.8	642.3	649.3	638.7	-1.6%	-7.5%	2,013.7	1,930.3	-4.1%

Internet Access	528.1	539.8	534.1	527.9	519.5	524.9	513.0	-2.3%	-4.0%	1,602.0	1,557.3	-2.8%

☐ Broadband	501.1	508.4	509.5	500.7	485.0	481.7	477.5	-0.9%	-6.3%	1,519.0	1,444.2	-4.9%
☐ Nespot	8.5	8.0	7.3	6.9	6.5	6.2	5.6	-10.0%	-23.8%	23.8	18.3	-22.9%
☐ WiBro	17.9	22.9	15.8	20.5	27.5	35.4	28.9	-18.3%	83.5%	56.6	91.9	62.3%
☐ Others	0.7	0.5	1.4	-0.3	0.5	1.5	1.0	-38.0%	-34.0%	2.6	3.0	12.5%

Internet Application	106.9	148.2	156.5	129.0	122.8	124.4	125.8	1.1%	-19.7%	411.6	373.0	-9.4%

☐ IDC	48.9	70.6	71.1	59.3	50.8	51.1	57.1	11.7%	-19.7%	190.5	159.0	-16.5%
☐ bizmeka	36.7	47.4	51.8	33.9	33.1	34.0	25.6	-24.6%	-50.6%	135.9	92.6	-31.8%
☐ IPTV	5.0	9.6	14.3	17.6	19.9	21.1	25.1	18.9%	75.6%	29.0	66.1	128.3%
☐ Others	16.3	20.6	19.3	18.2	19.0	18.2	17.9	-1.4%	-7.0%	56.2	55.2	-1.9%

4

2009 3Q KT Earnings Release — KGAAP version

D. Data Revenue	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	402.4	413.0	419.8	415.0	417.3	390.4	319.9	-18.1%	-23.8%	1,235.2	1,127.6	-8.7%
☐ Leased line	268.3	269.9	280.0	277.1	277.9	251.6	183.2	-27.2%	-34.6%	818.2	712.8	-12.9%
O Local	116.8	115.6	115.4	117.5	115.2	102.9	74.9	-27.2%	-35.1%	347.9	293.0	-15.8%
O Domestic long distance	80.2	81.2	83.5	85.6	85.1	80.2	65.6	-18.2%	-21.4%	244.8	230.9	-5.7%
O International long distance	5.0	6.3	7.3	6.3	6.3	7.1	6.7	-5.1%	-8.3%	18.6	20.1	8.0%
O Broadcasting & others	66.2	66.9	73.8	67.7	71.3	61.5	36.0	-41.4%	-51.2%	206.9	168.7	-18.4%

☐ Kornet	62.9	67.8	65.2	61.4	63.7	64.4	62.1	-3.5%	-4.7%	195.9	190.2	-2.9%

☐ VPN	15.4	16.4	17.3	17.5	16.9	17.4	19.2	10.2%	10.8%	49.1	53.5	9.0%

☐ National network ATM	20.7	21.3	21.7	21.3	21.7	20.4	12.5	-38.6%	-42.3%	63.6	54.5	-14.3%

☐ Satellite	26.0	27.7	26.6	27.3	26.8	27.1	26.3	-3.1%	-1.3%	80.3	80.3	-0.1%

☐ Others	9.1	9.8	9.0	10.2	10.2	9.5	16.6	74.2%	84.0%	27.9	36.3	30.0%

E. Operating Expense	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	2,634.0	2,661.4	2,584.0	2,792.0	2,388.6	3,200.8	4,408.1	37.7%	70.6%	7,879.4	9,997.5	26.9%
Labor Expense	683.3	627.4	600.7	703.5	598.2	670.3	655.1	-2.3%	9.1%	1,911.5	1,923.6	0.6%
☐ Salaries & wages	476.8	450.6	437.9	444.9	445.2	446.0	471.9	5.8%	7.8%	1,365.3	1,363.0	-0.2%
☐ Provision for retirement	98.0	57.3	49.8	117.2	40.2	69.0	57.3	-16.9%	15.2%	205.0	166.5	-18.8%
☐ Employee welfare	108.5	119.6	113.1	141.5	112.8	155.3	125.9	-19.0%	11.3%	341.2	394.0	15.5%

Commission	170.9	173.0	182.4	211.1	207.3	237.0	295.7	24.7%	62.1%	526.3	740.0	40.6%

Sales Promotion	79.3	69.0	64.9	69.8	61.3	162.2	286.7	76.8%	342.0%	213.1	510.2	139.4%

Sales Commission	230.1	228.8	174.6	172.3	171.8	332.0	510.5	53.7%	192.4%	633.5	1,014.3	60.1%

Bad Debt Expenses	6.9	49.4	22.7	-3.3	15.6	14.7	3.5	-75.9%	-84.4%	78.9	33.8	-57.2%

Depreciation & Amortization	482.3	493.8	560.2	666.8	485.0	543.3	750.7	38.2%	34.0%	1,536.4	1,778.9	15.8%

Advertising	16.9	32.3	17.2	17.5	8.4	32.8	50.5	53.9%	194.4%	66.4	91.7	38.2%

Repair & Maintenance	22.0	32.1	26.6	49.1	17.3	18.2	38.4	110.3%	44.4%	80.7	73.9	-8.3%

Cost of Goods Sold	157.3	180.8	117.7	106.4	127.2	403.9	912.8	126.0%	675.7%	455.8	1,443.9	216.8%
☐ Cost of mobile handset sold	106.8	99.5	47.7	58.1	54.4	325.4	824.2	153.3%		254.1	1,204.0	373.8%
☐ Others	50.4	81.3	70.0	48.3	72.8	78.5	88.6	12.9%	26.7%	201.7	239.9	18.9%

Cost of Service Provided	476.8	481.0	489.8	515.0	456.0	519.5	540.8	4.1%	10.4%	1,447.6	1,516.3	4.7%
☐ Cost of service	226.5	235.6	238.4	260.8	210.6	207.8	127.8	-38.5%	-46.4%	700.5	546.2	-22.0%
☐ International long distance settlement cost	59.3	59.3	54.7	67.9	60.3	55.4	64.9	17.2%	18.6%	173.3	180.6	4.2%
☐ Interconnection expense	184.5	176.8	183.9	161.7	165.2	222.3	305.7	37.5%	66.2%	545.2	693.2	27.2%
☐ Others	6.5	9.3	12.8	24.6	20.0	33.9	42.5	25.3%	232.3%	28.7	96.4	236.3%

Research & Development	56.8	57.2	59.4	77.7	43.8	49.9	60.8	21.8%	2.4%	173.4	154.6	-10.9%

Activation, Installation & A/S Cost	96.5	92.1	98.7	86.9	73.1	83.9	83.2	-0.9%	-15.7%	287.4	240.2	-16.4%

Others	154.9	144.5	169.1	119.1	123.8	133.1	219.3	64.8%	29.7%	468.5	476.1	1.6%

CAPEX	395.3	653.0	511.1	627.4	147.1	250.6	865.2	245.3%	69.3%	1,559.4	1,262.9	-19.0%

F. Marketing Cost	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

☐ Sales Promotion	79.3	69.0	64.9	69.8	61.3	162.2	286.7	76.8%	342.0%	213.1	510.2	139.4%
☐ Sales Commission	230.1	228.8	174.6	172.3	171.8	332.0	510.5	53.7%	192.4%	633.5	1,014.3	60.1%
☐ Advertising	16.9	32.3	17.2	17.5	8.4	32.8	50.5	53.9%	194.4%	66.4	91.7	38.2%
(Profits from mobile handset sold)	-57.2	-69.9	-67.4	-50.7	-51.2	-105.8	-37.8	-64.3%	-43.9%	-194.5	-194.9	0.2%

Total Marketing Cost	269.1	260.1	189.2	208.9	190.2	421.2	809.9	92.3%	328.0%	718.5	1,421.3	97.8%

G. Interconnection Expenses	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	184.5	176.8	183.9	161.7	165.2	222.3	305.7	37.5%	66.2%	545.2	693.2	27.2%
O MM	0.0	0.0	0.0	0.0	0.0	58.6	180.5	208.0%		0.0	239.1
O ML	0.0	0.0	0.0	0.0	0.0	3.3	9.0	174.7%		0.0	12.3
O LM	164.0	158.2	165.9	139.6	144.6	140.9	96.7	-31.3%	-41.7%	488.1	382.3	-21.7%
O Others	20.4	18.6	18.1	22.0	20.5	19.6	19.4	-0.7%	7.5%	57.1	59.5	4.3%

*	Interconnection expenses may not move proportionally to voice traffic due to difference in estimation.

5

2009 3Q KT Earnings Release — KGAAP version

H. Non-operating Income	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	134.3	133.8	295.3	291.9	225.1	204.9	302.1	47.4%	2.3%	563.4	732.2	29.9%
☐ Interest Income	18.2	25.8	22.3	37.3	26.0	52.6	42.8	-18.5%	91.7%	66.3	121.4	83.1%
☐ Gain on foreign currency transaction	6.3	5.2	16.1	21.4	14.6	5.8	6.0	2.5%	-62.9%	27.7	26.4	-4.4%
☐ Gain on foreign currency translation	11.0	6.5	14.6	4.3	18.1	-5.3	164.5			32.1	177.3	452.6%
☐ Gain on Equity Method	19.1	30.6	15.4	7.4	57.2	57.2	29.6	-48.2%	91.6%	65.1	144.0	121.2%
☐ Gain on disposal of tangible assets	0.4	1.6	1.0	0.5	0.4	5.2	-2.4	-147.0%	-338.9%	3.0	3.2	5.5%
☐ Others	79.3	64.1	225.9	221.0	108.8	89.5	61.6	-31.1%	-72.7%	369.3	259.9	-29.6%

I. Non-operating Expense	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	269.6	307.9	425.8	405.3	434.1	9.9	259.7		-39.0%	1,003.4	703.7	-29.9%
☐ Interest Expense	72.6	85.8	78.8	92.1	98.1	87.6	127.9	46.0%	62.3%	237.2	313.6	32.2%
☐ Loss on foreign currency transaction	2.0	5.4	10.4	21.2	12.2	9.5	7.9	-16.2%	-23.9%	17.8	29.6	65.9%
☐ Loss on foreign currency translation	108.4	88.0	290.1	170.8	242.4	-181.3	-46.9	-74.1%	-116.2%	486.5	14.1	-97.1%
☐ Loss on Equity Method	36.5	54.4	-7.7	-9.8	23.8	18.8	10.1	-46.1%	-231.1%	83.2	52.7	-36.7%
☐ Loss on disposal of tangible assets	7.9	16.3	6.7	18.7	4.9	14.0	17.7	26.8%	164.5%	30.9	36.6	18.2%
☐ Others	42.2	58.0	47.5	112.3	52.7	61.4	143.0	132.8%	200.9%	147.7	257.1	74.1%

6

[Attachment]
2009 3Q KT Earnings Release — Guidance version
The unaudited business and financial results of the merged company contained in this material prepared in accordance with Korean GAAP is for the sole convenience of investors and analysts.

1. Financial Highlights	(unit : KRW bn)

A. Income Statement	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

Operating Revenue	4,752.9	5,006.6	4,641.6	4,531.7	4,514.5	4,872.5	4,821.2	-1.1%	3.9%	14,401.1	14,208.2	-1.3%
Service Revenue	3,878.0	3,960.8	3,928.6	3,954.9	3,787.7	3,888.1	3,865.1	-0.6%	-1.6%	11,767.3	11,540.9	-1.9%
Sales of Merchandise	874.9	1,045.8	713.1	576.8	726.8	984.4	956.1	-2.9%	34.1%	2,633.8	2,667.3	1.3%
☐ Wireless	2,310.2	2,515.7	2,200.9	2,100.3	2,183.0	2,507.9	2,501.7	-0.2%	13.7%	7,026.8	7,192.7	2.4%
☐ Telephone	1,361.9	1,348.4	1,284.3	1,282.3	1,239.9	1,234.1	1,227.9	-0.5%	-4.4%	3,994.6	3,701.9	-7.3%
☐ Internet	633.5	686.3	689.0	655.4	640.7	646.2	638.7	-1.2%	-7.3%	2,008.8	1,925.7	-4.1%
☐ Data	323.6	331.3	337.7	344.1	335.5	338.6	319.9	-5.5%	-5.3%	992.7	994.1	0.1%
☐ Real estate	62.3	63.3	67.9	67.0	69.1	73.1	74.9	2.5%	10.4%	193.5	217.2	12.3%
☐ Others	61.5	61.7	61.8	82.5	46.2	72.6	57.9	-20.1%	-6.3%	184.9	176.7	-4.5%

Operating Expense	4,360.4	4,684.1	4,173.8	4,272.0	3,916.3	4,389.1	4,408.1	0.4%	5.6%	13,218.3	12,713.5	-3.8%
☐ Labor expense	744.8	680.3	659.1	757.9	660.0	703.7	655.1	-6.9%	-0.6%	2,084.3	2,018.8	-3.1%
☐ Commission	263.1	274.2	281.9	316.0	299.5	311.3	295.7	-5.0%	4.9%	819.1	906.5	10.7%
☐ Sales promotion	164.0	376.8	263.9	198.6	194.1	269.4	286.7	6.4%	8.6%	804.7	750.3	-6.8%
☐ Sales commission	714.4	644.8	467.2	536.7	503.9	544.4	510.5	-6.2%	9.3%	1,826.5	1,558.7	-14.7%
☐ Bad debt expense	6.9	55.7	38.9	19.4	35.1	18.5	3.5	-80.9%	-90.9%	101.5	57.2	-43.7%
☐ Depreciation & Amortization	794.5	803.6	863.0	986.9	775.3	736.6	750.7	1.9%	-13.0%	2,461.1	2,262.6	-8.1%
☐ Advertising	41.3	65.2	47.6	39.6	26.3	42.8	50.5	18.0%	6.2%	154.0	119.6	-22.3%
☐ Repair & Maintenance	35.0	48.4	42.9	70.7	27.8	26.7	38.4	43.6%	-10.6%	126.3	92.9	-26.5%
☐ Cost of goods sold	674.9	815.6	530.5	401.5	568.0	836.9	912.8	9.1%	72.1%	2,021.0	2,317.8	14.7%
☐ Cost of service provided	502.1	517.4	540.6	561.4	493.6	557.9	540.8	-3.1%	0.0%	1,560.1	1,592.3	2.1%
☐ Research & Development	57.6	58.2	61.2	79.6	44.9	50.9	60.8	19.4%	-0.5%	176.9	156.7	-11.4%
☐ Activation, Installation & A/S cost	96.5	92.1	98.7	86.9	73.1	83.9	83.2	-0.9%	-15.7%	287.4	240.2	-16.4%
☐ Others	265.3	251.8	278.2	216.8	214.8	205.9	219.3	6.5%	-21.2%	795.3	640.0	-19.5%

Operating Income	392.6	322.4	467.8	259.7	598.2	483.4	413.1	-14.5%	-11.7%	1,182.8	1,494.7	26.4%
EBITDA	1,187.1	1,126.0	1,330.9	1,246.6	1,373.5	1,220.0	1,163.8	-4.6%	-12.6%	3,643.9	3,757.3	3.1%

Non-operating Income	166.5	160.6	371.7	356.3	252.2	150.1	302.1	101.2%	-18.7%	698.8	704.4	0.8%
Non-operating Expense	339.5	341.4	580.9	576.2	561.1	35.8	259.7	625.7%	-55.3%	1,261.9	856.6	-32.1%

Income before Income Taxes	219.6	141.6	258.6	39.8	289.3	597.7	455.4	-23.8%	76.1%	619.8	1,342.5	116.6%
Income tax	54.1	-4.7	63.2	19.8	91.6	93.5	104.1	11.3%	64.5%	112.6	289.2	156.7%

Net Income	165.5	146.3	195.3	20.0	197.7	504.2	351.4	-30.3%	79.9%	507.1	1,053.3	107.7%
EPS (in KRW)	705	623	832	85	842	2,148	1,497	-30.3%	79.9%	2,160	4,487	107.7%

*	EPS : Net Income / Number of Weighted Average Outstanding Shares

O Operating Revenue	QoQ 1.1% fall in operating revenue due to an increase in the number of bundle and long-term contract subscribers. YoY 3.9% rise stemmed from growth in subscribers and wireless data revenue.

O Operating Income	Fall in revenue and increase in depreciation and amortization cost led to a 14.5% QoQ decrease. Decreased 11.7% YoY affected by an increase in marketing cost.

O Net Income	QoQ 30.3% fall due to decrease in operating income. Reduction in loss on foreign currency transaction led to a 79.9% YoY growth.

[Attachment]
2009 3Q KT Earnings Release — Guidance version

B. Balance Sheet	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ		YoY

Total Assets	22,586.2	22,999.9	23,806.7	24,127.1	24,385.8	24,623.3	24,029.6	-2.4%		0.9%
☐ Current assets	4,600.6	4,746.5	5,398.8	5,756.1	6,454.7	7,151.4	6,713.1	-6.1%		24.3%
O Quick assets	4,319.0	4,348.3	5,007.3	5,378.2	6,062.3	6,676.2	6,188.9	-7.3%		23.6%
- Cash & cash equivalents	1,029.5	890.0	1,558.5	1,824.9	2,291.1	2,850.7	2,115.6	-25.8%		35.7%
- Accounts receivables	2,723.8	2,920.2	2,821.9	2,855.0	3,010.3	3,132.6	3,365.0	7.4%		19.2%
O Inventories	281.6	398.2	391.5	377.9	392.3	475.2	524.2	10.3%		33.9%
☐ Non-current assets	17,985.6	18,253.4	18,407.9	18,371.0	17,931.2	17,471.9	17,316.5	-0.9%		-5.9%
O Investment	1,181.3	1,247.9	1,270.5	1,217.3	1,228.8	1,219.5	1,225.5	0.5%		-3.5%
- Investment stocks accounted in equity method	820.5	888.2	932.8	902.5	899.3	1,103.8	1,047.3	-5.1%		12.3%
- Available-for-sale securities	261.6	252.7	240.7	219.1	242.1	31.2	45.2	44.9%		-81.2%
O Tangible assets	14,622.5	14,699.0	14,640.2	14,591.3	14,173.4	13,755.4	13,755.8	0.0%		-6.0%
O Intangible assets	1,557.0	1,481.8	1,407.3	1,372.5	1,278.1	1,238.5	1,173.8	-5.2%		-16.6%
O Others	624.8	824.7	1,089.9	1,189.9	1,250.8	1,258.5	1,161.5	-7.7%		6.6%
Total Liabilities	11,922.9	12,291.8	12,954.3	13,296.1	13,796.8	14,466.3	13,483.4	-6.8%		4.1%
☐ Current liabilities	4,301.9	4,344.4	4,640.6	4,370.7	4,825.3	4,999.2	4,272.0	-14.5%		-7.9%
O Current portion of LT debt	595.1	383.9	1,025.6	1,037.9	1,114.4	1,110.3	476.5	-57.1%		-53.5%
O Current portion of LT accrued payables	124.3	125.7	127.2	128.7	143.4	145.1	146.8	1.2%		15.4%
O Accounts payable	1,073.0	1,200.1	852.4	757.3	786.0	1,160.2	827.3	-28.7%		-3.0%
O Others	2,509.5	2,634.6	2,635.3	2,446.7	2,781.5	2,583.6	2,821.4	9.2%		7.1%
☐ Non-current liabilities	7,621.0	7,947.4	8,313.7	8,925.5	8,971.5	9,467.2	9,211.4	-2.7%		10.8%
O Bonds	5,754.8	6,085.2	6,402.9	7,030.3	7,269.1	7,906.1	7,698.4	-2.6%		20.2%
O Long-term borrowings	92.8	94.6	124.6	116.1	108.4	96.2	77.6	-19.4%		-37.8%
O Long-term accounts payables	286.3	289.4	292.6	295.7	155.5	157.3	159.0	1.1%		-45.6%
O Installation deposit	833.0	813.3	808.7	781.8	763.1	743.0	723.3	-2.7%		-10.6%
O Others	654.2	665.0	684.9	701.6	675.5	564.6	553.2	-2.0%		-19.2%
Total Stockholders’ Equity	10,663.4	10,708.1	10,852.4	10,831.0	10,589.0	10,156.9	10,546.2	3.8%		-2.8%
☐ Common stock	1,564.5	1,564.5	1,564.5	1,564.5	1,564.5	1,564.5	1,564.5	0.0%		0.0%
☐ Capital surplus	1,440.8	1,440.8	1,440.8	1,440.6	1,440.6	1,458.7	1,458.7	0.0%		1.2%
☐ Retained earnings	9,592.2	9,752.7	9,840.3	9,814.1	9,727.4	9,674.6	10,026.0	3.6%		1.9%
☐ Capital adjustment	-1,930.6	-2,082.0	-2,045.4	-1,994.6	-2,099.0	-2,509.4	-2,507.6	-0.1%		22.6%
O Treasury stock	-1,388.2	-1,400.8	-1,388.2	-1,388.2	-1,552.5	-1,407.2	-1,407.2	0.0%		1.4%
O Gain/loss on disposal of treasury stock	-791.9	-791.9	-791.9	-791.7	-791.7	-791.3	-791.3	0.0%		-0.1%
☐ Accumulated Other Comprehensive Income	-3.5	32.1	52.2	6.3	-44.6	-31.5	4.6	-114.7%		-91.1%

Total interesting bearing debt	6,853.2	6,980.3	8,046.4	8,608.8	9,190.7	9,615.0	8,558.3	-11.0%		6.4%
Net debt	5,413.1	5,675.2	6,068.1	6,359.4	6,600.7	6,461.9	6,136.8	-5.0%		1.1%
Net debt (including LT A/P)	5,823.6	6,090.3	6,487.9	6,783.9	6,899.6	6,764.2	6,442.7	-4.8%		-0.7%

Debt/ equity ratio	111.8%	114.8%	119.4%	122.8%	130.3%	142.4%	127.9%	-14.6	%p	8.5	%p
Net debt/ equity ratio	50.8%	53.0%	55.9%	58.7%	62.3%	63.6%	58.2%	-5.4	%p	2.3	%p
Net debt/ equity ratio (including LT A/P)	54.6%	56.9%	59.8%	62.6%	65.2%	66.6%	61.1%	-5.5	%p	1.3	%p

[Attachment]
2009 3Q KT Earnings Release — Guidance version
2. Operating Results
(unit : KRW bn)

A. Wireless Revenue	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	2,310.2	2,515.7	2,200.9	2,100.3	2,183.0	2,507.9	2,501.7	-0.2%	13.7%	7,026.8	7,192.7	2.4%
☐ Service revenue	1,495.7	1,570.8	1,566.9	1,576.0	1,528.9	1,598.5	1,639.7	2.6%	4.6%	4,633.5	4,767.0	2.9%
O Voice	991.9	1,034.4	1,031.8	1,043.8	1,011.1	1,037.9	1,050.5	1.2%	1.8%	3,058.1	3,099.6	1.4%
Monthly base fee	569.4	577.8	591.8	601.2	605.8	619.2	638.2	3.1%	7.8%	1,738.9	1,863.2	7.1%
Airtime charge	417.1	457.4	449.1	458.8	425.0	453.0	453.4	0.1%	1.0%	1,323.6	1,331.4	0.6%
Value added service	42.4	40.1	40.2	38.5	40.4	37.9	35.0	-7.5%	-12.8%	122.7	113.2	-7.7%
Other voice revenue	18.9	22.2	23.1	26.6	25.2	21.7	28.1	29.4%	21.4%	64.2	75.0	16.8%
(Voice discount)	-55.8	-63.1	-72.4	-81.3	-85.2	-93.9	-104.1	10.9%	43.9%	-191.3	-283.3	48.1%

O Data	250.7	265.1	272.0	270.8	275.4	288.0	302.9	5.2%	11.3%	787.8	866.2	10.0%
Monthly base fee	83.1	86.4	87.4	88.9	94.1	96.8	99.8	3.1%	14.2%	256.8	290.7	13.2%
Messaging (SMS, MMS)	75.4	81.8	84.4	86.0	83.5	89.2	85.6	-4.1%	1.4%	241.6	258.3	6.9%
Wireless data usage	61.4	65.5	67.1	66.0	67.4	70.9	84.8	19.7%	26.4%	194.0	223.1	15.0%
Contents	22.5	22.7	23.9	21.2	20.2	20.2	19.6	-3.2%	-18.3%	69.1	60.0	-13.2%
Others	8.3	8.7	9.2	8.7	10.2	10.8	13.2	21.6%	42.6%	26.3	34.2	30.1%

O Interconnection revenue	187.7	199.9	198.1	222.9	198.1	205.1	222.4	8.4%	12.2%	585.7	625.6	6.8%

O Other revenue	65.4	71.4	65.0	38.6	44.2	67.5	63.9	-5.3%	-1.7%	201.8	175.6	-13.0%
Activation fee	42.5	40.7	28.9	25.1	27.0	34.3	28.9	-15.9%	0.0%	112.1	90.2	-19.5%
Others	22.9	30.7	36.1	13.4	17.2	33.2	35.0	5.6%	-3.0%	89.8	85.4	-4.8%

☐ Handset sales	814.4	944.8	634.0	524.4	654.2	909.4	862.0	-5.2%	36.0%	2,393.3	2,425.7	1.4%

O Voice	QoQ rise by 1.2% due to increase in number of subscribers and roaming revenue.
YoY 1.8% rise due to subscriber growth which offset loss from increased tariff discounts.

O Data	Rise of 5.2% QoQ and 11.3% YoY from an increase in the number of flat rate subscribers and data usage plan.

O Handset sales	Decline in number of handset sales affected by fall in number of new subscribers led to a QoQ 5.2% decrease.

B. Telephone Revenue	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	1,361.9	1,348.4	1,284.3	1,282.3	1,239.9	1,234.1	1,227.9	-0.5%	-4.4%	3,994.6	3,701.9	-7.3%
☐ Subscriber connection	328.7	323.3	317.0	311.7	304.7	303.9	291.9	-3.9%	-7.9%	969.0	900.5	-7.1%
O Activation & Installation fee	17.1	14.5	10.8	11.2	9.3	9.7	8.9	-8.5%	-18.1%	42.4	27.8	-34.4%
O Monthly base fee	270.0	267.4	264.8	261.3	255.4	248.0	240.2	-3.1%	-9.3%	802.2	743.5	-7.3%
O Interconnection	41.6	41.4	41.4	39.2	40.1	46.3	42.8	-7.5%	3.5%	124.4	129.2	3.9%

☐ Local	218.6	212.1	206.3	215.5	197.6	206.0	189.0	-8.2%	-8.4%	636.9	592.6	-7.0%
O Local airtime charge	148.2	140.2	134.5	131.9	126.3	119.9	112.9	-5.9%	-16.1%	422.9	359.1	-15.1%
O Local interconnection	19.8	21.2	20.7	19.3	17.4	20.2	18.8	-7.1%	-9.4%	61.7	56.4	-8.6%
O Others	50.6	50.7	51.0	64.3	53.9	65.8	57.4	-12.9%	12.5%	152.3	177.1	16.3%

☐ Domestic long distance	149.7	137.7	134.1	131.3	123.8	111.5	108.5	-2.7%	-19.1%	421.4	343.8	-18.4%
O DLD airtime charge	142.9	132.9	128.6	125.9	117.6	109.2	103.6	-5.1%	-19.4%	404.4	330.3	-18.3%
O DLD interconnection	6.6	4.5	5.3	5.2	6.0	2.1	4.7	122.4%	-12.2%	16.3	12.8	-21.8%
O Others	0.2	0.3	0.3	0.3	0.2	0.2	0.2	-4.3%	-12.7%	0.8	0.7	-10.0%

☐ LM revenue	364.0	358.4	340.5	330.2	305.1	297.5	285.0	-4.2%	-16.3%	1,062.9	887.5	-16.5%

☐ International long distance	46.9	49.1	43.6	40.1	35.3	35.0	33.5	-4.3%	-23.3%	139.5	103.7	-25.7%

☐ International long distance settlement	49.5	47.4	42.7	67.5	63.5	54.0	55.0	1.9%	28.8%	139.7	172.5	23.5%

☐ VoIP	10.2	21.5	19.6	23.7	41.5	50.9	87.3	71.6%	344.6%	51.3	179.6	249.8%

☐ VAS	90.1	79.6	85.7	71.2	74.5	85.5	85.3	-0.3%	-0.5%	255.3	245.3	-3.9%

☐ Public phones & 114 service	40.6	36.1	39.4	47.3	42.4	36.6	37.5	2.5%	-4.9%	116.1	116.5	0.3%

☐ Others	63.6	83.5	55.3	43.7	51.4	53.3	55.0	3.2%	-0.5%	202.4	159.8	-21.1%

O Local, DLD, LM	QoQ and YoY decline due to fall in subscribers and call traffic.

O VoIP	QoQ and YoY increase due to rise in subscribers.

[Attachment]
2009 3Q KT Earnings Release — Guidance version

C. Internet Revenue	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	633.5	686.3	689.0	655.4	640.7	646.2	638.7	-1.2%	-7.3%	2,008.8	1,925.7	-4.1%

Internet Access	527.2	538.8	533.1	527.0	518.2	524.1	513.0	-2.1%	-3.8%	1,599.0	1,555.3	-2.7%

☐ Broadband	500.5	507.8	508.9	500.2	483.8	481.1	477.5	-0.7%	-6.2%	1,517.2	1,442.4	-4.9%
☐ Nespot	8.5	8.0	7.3	6.9	6.5	6.2	5.6	-10.0%	-23.8%	23.8	18.3	-22.9%
☐ WiBro	17.5	22.5	15.4	20.2	27.4	35.3	28.9	-18.0%	88.3%	55.4	91.6	65.3%
☐ Others	0.7	0.5	1.5	-0.3	0.5	1.5	1.0	-38.0%	-34.4%	2.7	3.0	11.4%

Internet Application	106.3	147.5	155.9	128.4	122.5	122.1	125.8	3.0%	-19.3%	409.8	370.4	-9.6%

☐ IDC	48.3	70.0	70.5	58.8	50.6	48.8	57.1	16.9%	-19.0%	188.8	156.5	-17.1%
☐ bizmeka	36.6	47.3	51.8	33.8	33.0	33.9	25.6	-24.5%	-50.5%	135.7	92.6	-31.8%
☐ IPTV	5.0	9.6	14.3	17.6	19.9	21.1	25.1	18.9%	75.6%	29.0	66.1	128.3%
☐ Others	16.3	20.6	19.3	18.2	19.0	18.2	17.9	-1.4%	-7.0%	56.2	55.2	-1.9%

O Internet Access	Fall in broadband revenue due to increasing discounts to bundling and long-term discount subscribers.

O Internet Application	Growth in IDC and IPTV led to a 3.0% QoQ increase.

O IPTV	QoQ and YoY increase due to growth in suscribers and ARPU.

D. Data Revenue	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	323.6	331.3	337.7	344.1	335.5	338.6	319.9	-5.5%	-5.3%	992.7	994.1	0.1%
☐ Leased line	190.7	189.5	199.2	207.3	197.3	200.4	183.2	-8.6%	-8.0%	579.4	581.0	0.3%
O Local	80.2	77.7	77.3	84.6	77.1	74.0	74.9	1.3%	-3.0%	235.1	226.0	-3.9%
O Domestic long distance	60.0	60.3	62.5	67.5	63.0	69.4	65.6	-5.5%	4.9%	182.8	198.1	8.3%
O International long distance	5.0	6.2	7.3	6.3	6.3	7.0	6.7	-4.5%	-7.5%	18.5	20.0	8.6%
O Broadcasting & others	45.5	45.3	52.1	49.0	50.9	50.0	36.0	-28.0%	-30.9%	142.9	136.9	-4.2%

☐ Kornet	62.4	67.3	64.7	61.0	63.3	64.1	62.1	-3.1%	-4.0%	194.5	189.5	-2.5%

☐ VPN	14.8	15.7	16.6	16.9	16.2	17.0	19.2	12.6%	15.5%	47.0	52.5	11.5%

☐ National network ATM	20.7	21.3	21.7	21.3	21.7	20.4	12.5	-38.6%	-42.3%	63.6	54.5	-14.3%

☐ Satellite	25.9	27.7	26.6	27.3	26.8	27.1	26.3	-3.1%	-1.1%	80.2	80.2	0.0%

☐ Others	9.1	9.8	9.0	10.2	10.2	9.5	16.6	74.2%	84.0%	27.9	36.3	30.0%

O Data	Decline in leased line revenue led to a QoQ and YoY decrease.

[Attachment]
2009 3Q KT Earnings Release — Guidance version

E. Operating Expense	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	4,360.4	4,684.1	4,173.8	4,272.0	3,916.3	4,389.1	4,408.1	0.4%	5.6%	13,218.3	12,713.5	-3.8%
Labor Expense	744.8	680.3	659.1	757.9	660.0	703.7	655.1	-6.9%	-0.6%	2,084.3	2,018.8	-3.1%
☐ Salaries & wages	523.3	490.6	484.7	486.2	494.1	470.0	471.9	0.4%	-2.6%	1,498.6	1,436.0	-4.2%
☐ Provision for retirement	105.0	61.3	53.1	121.1	45.0	71.5	57.3	-19.8%	7.9%	219.4	173.8	-20.8%
☐ Employee welfare	116.6	128.4	121.3	150.6	120.9	162.2	125.9	-22.4%	3.8%	366.3	409.0	11.6%
Commission	263.1	274.2	281.9	316.0	299.5	311.3	295.7	-5.0%	4.9%	819.1	906.5	10.7%

Sales Promotion	164.0	376.8	263.9	198.6	194.1	269.4	286.7	6.4%	8.6%	804.7	750.3	-6.8%

Sales Commission	714.4	644.8	467.2	536.7	503.9	544.4	510.5	-6.2%	9.3%	1,826.5	1,558.7	-14.7%

Bad Debt Expenses	6.9	55.7	38.9	19.4	35.1	18.5	3.5	-80.9%	-90.9%	101.5	57.2	-43.7%

Depreciation & Amortization	794.5	803.6	863.0	986.9	775.3	736.6	750.7	1.9%	-13.0%	2,461.1	2,262.6	-8.1%

Advertising	41.3	65.2	47.6	39.6	26.3	42.8	50.5	18.0%	6.2%	154.0	119.6	-22.3%

Repair & Maintenance	35.0	48.4	42.9	70.7	27.8	26.7	38.4	43.6%	-10.6%	126.3	92.9	-26.5%

Cost of Goods Sold	674.9	815.6	530.5	401.5	568.0	836.9	912.8	9.1%	72.1%	2,021.0	2,317.8	14.7%
☐ Cost of mobile handset sold	624.4	734.3	460.5	353.2	495.3	758.4	824.2	8.7%	79.0%	1,819.3	2,077.9	14.2%
☐ Others	50.4	81.3	70.0	48.3	72.8	78.5	88.6	12.9%	26.7%	201.7	239.9	18.9%

Cost of Service Provided	502.1	517.4	540.6	561.4	493.6	557.9	540.8	-3.1%	0.0%	1,560.1	1,592.3	2.1%
☐ Cost of service	128.1	118.6	136.8	167.6	121.0	137.0	127.8	-6.7%	-6.6%	383.5	385.7	0.6%
☐ International long distance settlement cost	64.9	67.6	63.0	79.3	70.5	62.2	64.9	4.3%	3.0%	195.5	197.6	1.1%
☐ Interconnection expense	293.7	308.7	317.3	281.2	272.9	319.2	305.7	-4.2%	-3.7%	919.6	897.9	-2.4%
☐ Others	15.4	22.5	23.6	33.2	29.2	39.5	42.5	7.6%	80.3%	61.5	111.1	80.8%

Research & Development	57.6	58.2	61.2	79.6	44.9	50.9	60.8	19.4%	-0.5%	176.9	156.7	-11.4%

Activation, Installation & A/S Cost	96.5	92.1	98.7	86.9	73.1	83.9	83.2	-0.9%	-15.7%	287.4	240.2	-16.4%

Others	265.3	251.8	278.2	216.8	214.8	205.9	219.3	6.5%	-21.2%	795.3	640.0	-19.5%

CAPEX	679.1	862.8	759.3	849.1	299.5	322.4	865.2	168.3%	13.9%	2,301.2	1,487.1	-35.4%

O Labor	Rise in employee welfare in previous quarter due to one-off compensation led to a relative QoQ decline.
QoQ decline in provision for retirement due to fall in number of retiring employee.

O Commission	QoQ 5% decline due to fall in commission costs related to directory services and other outsourcing services.

O Bad Debt Expenses	QoQ and YoY decrease due to improvements in percentage of receipts.

O Depreciation & Amortization	Rise in investments led to a QoQ 1.9% increase.

F. Marketing Cost	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

☐ Sales Promotion	164.0	376.8	263.9	198.6	194.1	269.4	286.7	6.4%	8.6%	804.7	750.3	-6.8%
☐ Sales Commission	714.4	644.8	467.2	536.7	503.9	544.4	510.5	-6.2%	9.3%	1,826.5	1,558.7	-14.7%
☐ Advertising	41.3	65.2	47.6	39.6	26.3	42.8	50.5	18.0%	6.2%	154.0	119.6	-22.3%
(Profits from mobile handset sold)	-190.0	-210.5	-173.5	-171.1	-158.9	-151.0	-37.8	-75.0%	-78.2%	-574.0	-347.7	-39.4%

Total Marketing Cost	729.7	876.3	605.3	603.8	565.4	705.6	809.9	14.8%	33.8%	2,211.2	2,080.9	-5.9%

O Marketing Cost	QoQ increase due to promotion of new growth business and customer retention activities.
Launch of new bundle products led to a QoQ incresase in advertising costs.

F. Marketing Cost	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	293.7	308.7	317.3	281.2	272.9	319.2	305.7	-4.2%	-3.7%	919.6	897.9	-2.4%
O MM	151.6	175.5	174.5	175.6	150.8	171.9	180.5	5.0%	3.5%	501.6	503.3	0.3%
O ML	11.7	14.3	10.1	10.0	6.4	10.8	9.0	-17.1%	-10.7%	36.1	26.3	-27.2%
O LM	109.0	99.2	113.5	82.2	98.9	113.2	96.7	-14.5%	-14.8%	321.7	308.8	-4.0%
O Others	21.4	19.7	19.2	13.4	16.8	23.3	19.4	-16.5%	1.3%	60.3	59.5	-1.2%

O Interconnection Expenses	Interconnection expenses may not move proportionally to voice traffic due to difference in estimation.

[Attachment]
2009 3Q KT Earnings Release — Guidance version

H. Non-operating Income	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	166.5	160.6	371.7	356.3	252.2	150.1	302.1	101.2%	-18.7%	698.8	704.4	0.8%
☐ Interest Income	22.9	33.0	25.0	47.4	37.8	61.5	42.8	-30.4%	71.1%	80.9	142.1	75.8%
☐ Gain on foreign currency transaction	6.6	7.5	18.2	23.7	15.1	5.9	6.0	0.4%	-67.2%	32.3	27.0	-16.3%
☐ Gain on foreign currency translation	11.1	6.6	14.9	4.7	18.4	0.1	164.5			32.5	182.9	462.0%
☐ Gain on Equity Method	19.4	32.6	15.6	7.5	19.4	25.9	29.6	14.2%	89.1%	67.6	74.9	10.8%
☐ Gain on disposal of tangible assets	0.5	1.7	1.1	0.8	0.5	5.4	-2.4	-144.8%	-317.8%	3.3	3.5	6.4%
☐ Others	106.2	79.3	296.8	272.3	161.1	51.3	61.6	20.2%	-79.2%	482.3	274.0	-43.2%

O Interest Income	Relative QoQ fall affected by reimbursed FTC fine reflected in previous quarter.

O Gain on foreign currency translation	Won/USD appreciation within the quarter resulting in QoQ increase affected by foreign denominated debt.

O Gain on disposal of tangible assets	Relative decrease due to revision affected by redistribution of accounts (Gain on disposal of tangible assets Non-Op. Income/Others)

I. Non-operating Expense	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ	YoY	’08 Cumm	’09 Cumm	YoY

	339.5	341.4	580.9	576.2	561.1	35.8	259.7	625.7%	-55.3%	1,261.9	856.6	-32.1%
☐ Interest Expense	100.3	111.3	110.5	139.9	130.5	108.8	127.9	17.6%	15.8%	322.1	367.2	14.0%
☐ Loss on foreign currency transaction	3.7	6.4	12.9	23.5	13.3	9.3	7.9	-15.2%	-38.8%	23.1	30.6	32.4%
☐ Loss on foreign currency translation	117.3	104.4	354.8	213.9	288.1	-221.3	-46.9	-78.8%	-113.2%	576.5	19.9	-96.6%
☐ Loss on Equity Method	51.2	26.3	31.3	32.2	54.2	31.7	10.1	-68.1%	-67.7%	108.7	96.0	-11.6%
☐ Loss on disposal of tangible assets	10.8	19.6	19.2	44.1	17.4	32.5	17.7	-45.5%	-7.9%	49.6	67.6	36.4%
☐ Others	56.2	73.4	52.3	122.7	57.5	74.8	143.0	91.1%	173.4%	181.9	275.3	51.3%

O Loss on foreign currency translation	Decrease due to stabilized Won/USD exchange rate.

O Others	Increase in derivative valuation due to Won/USD appreciation within the quarter.

[Attachment]
2009 3Q KT Earnings Release — Guidance version
* Operation Highlights

1. Fixed-Line (’000)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ		YoY

Telephony	20,881	20,944	20,882	20,194	19,972	19,852	19,819	-0.2%		-5.1%
PSTN	20,818	20,741	20,621	19,866	19,468	19,057	18,550	-2.7%		-10.0%
Household	19,861	19,768	19,635	18,883	18,483	18,070	17,561	-2.8%		-10.6%
Business	958	974	986	983	984	987	989	0.2%		0.3%
VoIP	63	203	261	328	505	795	1,269	59.6%		385.9%
Broadband	6,627	6,687	6,754	6,712	6,714	6,738	6,818	1.2%		0.9%
IPTV	567	706	808	773	694	724	907	25.2%		12.2%
Nespot	392	387	371	352	340	330	304	-7.7%		-17.9%
Wibro	145	202	172	160	184	218	255	16.8%		48.3%

2. Wireless	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	’09-3Q	QoQ		YoY

Subscribers (‘000)	13,940	14,165	14,259	14,365	14,547	14,713	14,904	1.3%		4.5%
Gross addition	2,343	2,350	1,788	1,463	1,623	2,174	1,816	-16.5%		1.5%
Deactivation	2,124	2,125	1,695	1,356	1,440	2,008	1,625	-19.1%		-4.2%
Net addition	219	225	93	107	182	165	191	15.6%		105.1%
Churn rate	4.4%	4.4%	3.2%	2.6%	2.8%	4.1%	3.0%	-1.1	%p	-0.2	%p

ARPU (KRW)	34,818	35,954	35,637	36,249	34,669	35,353	35,941	1.7%		0.9%
Voice	24,146	24,804	24,482	24,609	23,612	23,967	23,961	0.0%		-2.1%
Data	6,103	6,356	6,454	6,384	6,431	6,650	6,908	3.9%		7.0%
Interconnection	4,569	4,794	4,701	5,256	4,627	4,737	5,072	7.1%		7.9%

*	Wireless ARPU was calculated based on revenue from the “Guidance” material, excluding activation fee.

**	Churn rate excludes internal migration between 2G and 3G.

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